SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                             Horsehead Holding Corp.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    440694305
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                                 (CUSIP Number)


                              Wayne Cooperman
                              c/o Cobalt Capital Management Inc.
                              237 Park Avenue
                              Suite 900
                              New York, New York 10017
                              212-808-3756
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 20, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No.   440694305
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cobalt Capital Management Inc. (1)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,365,239

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,365,239

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,365,239

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.72%

14.  TYPE OF REPORTING PERSON

      CO

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(1)  The securities  reported  herein are held by Cobalt  Offshore Fund Limited;
     Cobalt Partners, L.P.; Cobalt Partners II, L.P. and other separately managed accounts.

CUSIP No.  440694305
           ---------------------

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Item 1.  Security and Issuer.

     The name of the issuer is the Horsehead Holding Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 300 Frankfort Road, Monaca, Pennsylvania 15061. This schedule relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Cobalt Capital Management Inc., a U.S. corporation (the "Reporting Person"). The principal business address of the Reporting Person is 237 Park Avenue, Suite 900, New York, New York 10017, United States of America.

     (d) None of the  persons  identified  in this Item 2 have,  during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the persons identified in this Item 2 have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The amount of funds used to purchases the 2,365,239 Shares beneficially owned by the Reporting Person was $31,847,826. The source of the funds used for the purchase of such Shares was the Reporting Person's working capital and/or its affiliated funds.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

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Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Person were acquired for, and are being held for, investment purposes. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

     To date, the Reporting Person is unsatisfied with the Issuer's and the Board of Directors' response to changing market conditions and capital allocation decisions. The Reporting Person intends to review its investments in the Issuer on a continuing basis and may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, capital allocation, strategy and future plans of the Issuer.

     Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to its investments in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Person and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

     Except as expressly set forth in this Item 4, the Reporting Person currently has no additional plans or proposals that relate to or would result in any of the actions required to be reported herein.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Cobalt Capital Management Inc. may be deemed to be the beneficial owner of 2,365,239 Shares, or 6.72% of the Shares of the Issuer, based upon the 35,194,207 Shares outstanding as of July 28, 2008, according to the Issuer's most recent Form 10-Q.

     Cobalt Capital Management Inc. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Cobalt Capital Management Inc. shares the power to vote or direct the vote of the 2,365,239 Shares to which this filing relates.

     Cobalt Capital Management Inc. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Cobalt Capital Management Inc. shares the power to dispose or direct the disposition of the 2,365,239 Shares to which this filing relates.

     Cobalt Capital Management Inc. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Person are set forth in Exhibit A and were all effected in broker transactions.

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Item 6.  Contracts, Arrangements,  Understandings or Relationships  with Respect to Securities of the Issuer.

     The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                August 20, 2008
                                        ----------------------------------------
                                                    (Date)



                                        Cobalt Capital Management Inc.*

                                        By: /s/ Wayne Cooperman
                                        ----------------------------------------
                                        Name: Wayne Cooperman
                                        Title: President



* The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interests therein.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

           Transactions in the Common Stock, par value $0.01 per share

                 TRANSACTIONS BY Cobalt Capital Management Inc.

         Date of              Number of Shares
       Transaction            Purchase/(Sold)          Price per Share
       -----------            ---------------          ---------------

         6/11/08                     300                   $11.59
        6/17/2008                  3,823                   $13.00
        6/20/2008                  7,622                   $12.33
        6/26/2008                    300                   $11.92
        6/27/2008                 40,000                   $11.92
        7/10/2008                  6,231                    $9.80
        7/11/2008                 54,581                   $10.04
        7/14/2008                 40,000                   $10.28
        8/8/2008                 [20,000]                   $9.75








SK 01181 0007 911194 v2